Exhibit 99.1
Satyam’s Revenue grows 46 percent; Net Profit grows 39.7 percent
HYDERABAD, India, April 21, 2008: Satyam Computer Services Ltd. (NYSE:SAY), a leading global business and information technology services provider, today declared its results for the fourth quarter and fiscal year 2008. Revenue for the year grew by 46 percent, while profits were 39.7 higher than in FY08. Other highlights of the performance are as follows:
Business Outlook
•	For fiscal 2009, under US GAAP, revenue is expected to be between US$ 2.65 bn and US$ 2.69 bn, implying a growth rate of 24.0% to 26.0% over fiscal 2008. Basic earning per ADS for fiscal 2009 is expected to be between US$ 1.44 and US$ 1.47, implying a growth rate of 15.2% — 17.6 % over fiscal 2008.

•	Corresponding revenue under Indian GAAP consolidated is expected to be between Rs 10,500 crore and Rs 10,670 crore, implying a growth rate of 23.9 % and 25.9 % over fiscal 2008. EPS for the full year is expected to be between Rs. 29.54 to Rs. 30.04, implying a growth rate of 17 % to 19%.

•	For Q1 FY 2009, under US GAAP, revenue is expected to be between US$ 631.7 mn and US$ 634.8 mn, implying a growth rate of 3 % to 3.5%. Basic earning per ADS for the quarter is expected to be US$ 0.38, implying a growth rate of 11.8%.

•	For Q1 FY 2009, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs 2,500 crore and Rs 2,512.5 crore, implying a growth rate of 3.5 % and 4.0%; EPS for the quarter is expected to be between Rs. 7.64 to Rs. 7.68, implying a growth rate of 9.7% to 10.2%.
Consolidated Indian GAAP Highlights
Q4 FY08
•	Revenue was Rs. 2416.02 crore; a YoY increase of 35.8% and a sequential increase of 10.0%

•	Net Profit after Tax was Rs. 466.85 crore; a YoY increase of 18.6% and a sequential increase of 7.7%

•	EPS for Q4 was Rs. 6.97; a YoY increase of 16.6% and a sequential increase of 7.6%.

•	EBITDA margin for the quarter was 22.79%
FY 2008
•	Revenue was Rs. 8473.49 crore; a growth of 30.7% over fiscal 2007

•	Net profit after tax was Rs. 1687.89 crore; a growth of 20.2% over fiscal 2007

•	EPS at Rs. 25.24 grew by 17.7% over FY 2007

•	EBITDA margin for the year was 21.65%.
US GAAP Highlights
Q4 FY08
•	Revenue was US$ 613 mn; up 49.1 % YoY and 9.0% sequentially.

•	Net Income was $ 112 mn; YoY increase of 30.1% and a sequential increase of 2.4%.

•	Basic earning per ADS for the quarter was US$ 0.34; increase of 30.8% YoY and up 3.03% sequentially.

•	Operating margins (EBIT) for the quarter was 19.75%.
FY 2008
•	Revenue was US$ 2,138 mn; a growth of 46.3%.

•	Net Income was US$ 417 mn; a growth of 39.7%.

•	Basic earning per ADS for fiscal 2008 was US$ 1.25; an increase of 37.4% over fiscal 2007.

•	Operating margins (EBIT) for the year was at 19.12%.
"We are proud of our exceptional performance in FY08; our growth was excellent, and we expanded our services, industry capabilities, and regional presence. This progress reflects the pride we take in our uncommon ideas and insights, and in our ability to apply them to implement solutions with speed and efficiency,” said Satyam Chairman and Founder B. Ramalinga Raju. “As a result, we are able to deliver end-to-end solutions, win more and larger engagements, and transform our clients’ businesses.”
KEY BUSINESS ACHIEVEMENTS
•	The parent company ended the quarter with 45,969 associates, an addition of 1,122 associates including 679 trainees for Q4 08. The number of associates including the subsidiaries and joint ventures stood at 51,127.

•	Attrition on a trailing twelve months basis fell to 13.09% from 13.11% in Q3. Annualized quarterly attrition for Q4 stood at 11.48%.

•	32 customers including 4 Fortune 500 customers added.
“Because of economic challenges in major markets, we are increasing our focus on ways the organization can sustain continued growth,” Raju said. “Diversification, with regard to industry, region, and service is one way to maintain success. However, we will also establish deeper and more valuable partnerships with our customers in FY09. This approach enables new kinds of business transformation.”
AWARDS & RECOGNITION
Satyam Earns Several Investor Relations Awards
The IR Global Rankings (“IRGR”), instituted by MZ Consult, (a global investor relations and financial communications firm), included Satyam in the five organizations it determined to have the “Best IR Website.” The awards recognize organizations that provide complete, accurate, and timely investor relations information. More than 160 companies were evaluated.
Satyam also earned the top ranking in the global technology industry (and in India) for “Best Earnings Release and Financial Disclosure Procedures.” For the third consecutive year, Satyam was named one of the Top 5 APAC and Africa organizations with respect to earnings and disclosure practices. The organization also was judged to be among the region’s top two for “Best Corporate Governance Practices.” It is the second consecutive year Satyam has been recognized in this category.
Independent Research Firm Places Satyam among Oracle Implementation Leaders
An independent research organization named Satyam among the world’s leaders in Oracle implementation capabilities. “The Forrester WaveTM: Oracle Implementation Providers, Q1, 2008 (March 2008)” places Satyam among the leaders of “an extremely well-qualified pack.” The report also noted that Satyam has approximately 5,800 resources aligned across verticals like airlines, financial services, higher education, life sciences, retail, telecom, and utilities. The provider has focused on building out industry-specific solutions and accelerators to reduce costs and speed time-to-market for its clients across a range of Oracle products.
Satyam BPO Earns Shared Services Honors
Satyam BPO won two prestigious Shared Services Excellence awards from the International Quality and Productivity Council. The company was honored in Orlando, Fla. during Shared Services Week, a conference organized by IQPC. Satyam was a winner in the “Best Business Process Outsource Provider” and “Best Customer Service Delivery Framework” categories. The IQPC Shared Services Excellence Awards honor, recognize, and promote Shared Services Organizations (SSOs) that demonstrate true best practices.
Business School recognizes Satyam’s IT Practices
The Amity Business School in Noida, India, honored Satyam with an award for “Best IT Practices—IT Sector.” The school’s in-house industry research team evaluated more than 200 companies on criteria such as culture, rewards and recognition, performance management, compensation and benefits, etc.
NOTES
$US2 billion highlights
It took Satyam 14 years to reach the US$1 billion mark. Only two years later, it eclipsed $2 billion.
Also during that two-year span:
•	Quarterly attrition dropped from 22 percent (Q406) to 11.5 percent (Q408).

•	Satyam added 22,042 associates, and 29 Fortune 500 clients.

•	Two customers have achieved run rates of $100 million.

•	Customers billed more than $1 million increased from 150 to 230 (53 percent).

•	Customers billed more than $5 million have increased from 46 to 85 (85 percent).

•	Customers billed more than $10 million in annual business have increased from 27 to 50 (85 percent.)
Joint venture buyout
Satyam also agreed to purchase Computer Associates’ half share of C&S a smart card and eLearning solutions provider the organizations founded as a joint venture in 2001. C&S serves public sector entities such as several state governments in India; financial services organizations like HDFC Bank; and IT services companies, such as Patni and Satyam itself. Capgemini and MSEZB Holdings Company Ltd. are also customers.
Satyam will pay CA $1.5 million for its 50 percent share, and rename the organization C&S Pvt. Ltd.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 63* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 51,127* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.

Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 654* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.
*As of March 31, 2008

Satyam Contacts
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global PR representatives at:

India	Vishwesh Iyer Vishwesh.iyer@ogilvy.com + 91-98200 53673
US	Siobhan Aalders Siobhan.Aalders@ogilvypr.com +1-212-880 5341, +1 347 387 0733
Europe	Clare Gibbins clare.gibbins@uk.ogilvypr.com +44-20-7309 1037
Asia-Pacific	Reshma Wad Jain, Reshma@wer1.net +65 6737 4844, +65 981 40507 Simon Murphy, simon@howorth.com.au +61 (02) 8281 3826
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2006, furnished to the United States Securities Exchange Commission on July 28, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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Exhibit 99.1.2
Satyam Among First Indian Companies to Publish IFRS-Audited Financials
•	New reporting approach more visible to marketplace, investors
HYDERABAD, India, April. 21, 2008—Satyam Computer Services Ltd. (NYSE:SAY), a leading global business and information technology services provider, today announced that it has posted its audited results for Fiscal Year 2008 in accordance with the International Financial Reporting Standards, making it one of the first Indian companies to do so.
The IFRS is a compilation of principle-based standards designed to enable a more universal understanding of operational reporting. It is gaining widespread global acceptance; the European Union adopted the standards in 2005, while Canada, China, Japan, and the United States also plan to converge. The Indian Institute of Chartered Accountants has also plans to adopt IFRS throughout the country by 2011.
“We see considerable value in adopting IFRS,” said Srinivas Vadlamani, the company’s chief financial officer. “As a global standard, it enables comparison and comprehension of financials, regardless of a company’s location. And, since Satyam has adopted the standards, our operational reporting can be understood, without reconciliation, by more than 100 countries that already permit or require IFRS reporting. Further, the move provides clarity and consistency to Satyam’s investors in Europe, where our company is growing quickly.”
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 63* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 51,127* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.

Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 654* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.
*As of March 31, 2008

Satyam Contacts
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global PR representatives at:

India	Archana Muthappa archana_muthappa@satyam.com + 91-98451 83710
US	Siobhan Aalders Siobhan.Aalders@ogilvypr.com +1-212-880 5341, +1 347 387 0733
Europe	Clare Gibbins clare.gibbins@uk.ogilvypr.com +44-20-7309 1037
Asia-Pacific	Reshma Wad Jain, Reshma@wer1.net +65 6737 4844, +65 981 40507 Simon Murphy, simon@howorth.com.au +61 (02) 8281 3826
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2006, furnished to the United States Securities Exchange Commission on July 28, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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Exhibit 99.1.3
Satyam Acquires S&V Management Consultants
•	Renowned European boutique features 60 SCM experts

•	$35.5 million, all-cash deal bolsters Satyam’s high-end services and European footprint
HYDERABAD, India, April. 21, 2008—Satyam Computer Services Ltd. (NYSE:SAY), a leading global business and information technology services provider, today announced that it has agreed to acquire S&V Management Consultants, a Ghent, Belgium-based supply chain management (SCM) consulting firm. The $35.5 million, all-cash purchase significantly reinforces Satyam’s supply chain strategy capabilities.
“We are excited to acquire an established SCM firm that is respected for its innovative, high-quality, and high-end supply chain strategy services,” said Satyam Chairman B. Ramalinga Raju. “S&V’s entire team is renowned for its exceptional capabilities and we look forward to having our customers to benefit from that expertise.”
S&V was founded in 1992, and has offices in Belgium and the Netherlands. The $15 million firm develops supply chain strategy and performance, and supply chain process excellence solutions, largely for manufacturing and pharmaceutical companies and public entities. S&V features 60 consultants, all of whom are Six Sigma-trained and APICS-certified, and fluent in English, Dutch, and French.
As a part of this transaction, Satyam also acquires an innovative business decision support software called Equazion®, a sophisticated supply chain performance management suite that enables business decisions from a macro perspective.
“We are pleased to become part of the Satyam family, and to leverage its world-class business process and technology skills, global resources, and relationships with high-profile customers,” said S&V Co-Founder and Partner Peter Verstraeten. “At the same time, we look forward to making our expertise and assets, including our robust software, available to our new colleagues and their customers.”
Several factors make the agreement ideal for Satyam, said Raju. Acquisitions work best when the absorbing organization gains leadership capabilities, customer relationships, higher value services, brand enhancement, and new competencies.
“The acquisition of S&V scores in all of the above areas,” Raju said. “With S&V’s experts as part of our team, Satyam will deliver superior, end-to-end transformational solutions with even greater speed and efficiency. As we deepen our relationships with longstanding customers, they expect us to provide highly strategic counsel. We are now more able to accommodate that demand.”

S&V leaders also look forward to working with their new colleagues to create more complete solutions.
“Joining with Satyam affords S&V numerous exciting opportunities to help a wide range of global customers with their supply chain challenges,” said S&V Co-Founder and Partner Steven Serneels. “Blending our consulting capabilities with Satyam’s world-class process and technology expertise will provide the best and most complete supply chain solutions.”
S&V will operate as a fully owned subsidiary of Satyam for the near future, maintaining its name and brand. However, it will become a part of Satyam’s Consulting and Enterprise Solutions team.
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 63* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 51,127* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 654* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.
*As of March 31, 2008

Satyam Contacts
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global PR representatives at:

India	Archana Muthappa archana_muthappa@satyam.com + 91-98451 83710
US	Siobhan Aalders Siobhan.Aalders@ogilvypr.com +1-212-880 5341, +1 347 387 0733

Europe	Clare Gibbins clare.gibbins@uk.ogilvypr.com +44-20-7309 1037
Asia-Pacific	Reshma Wad Jain, Reshma@wer1.net +65 6737 4844, +65 981 40507
Simon Murphy, simon@howorth.com.au +61 (02) 8281 3826
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2006, furnished to the United States Securities Exchange Commission on July 28, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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Exhibit 99.1.4
Satyam Acquires Caterpillar Market Research and Customer Analytics Operations
•	All-cash transaction to acquire Caterpillar’s intellectual property and assets valued at $60 million

•	Satyam to leverage acquisition to compete in market research and analytics space

•	Acquisition to complement Satyam’s business consulting capabilities
HYDERABAD, April 21, 2008—Satyam Computer Services Ltd. (NYSE:SAY), a leading business and information technology services provider, and Caterpillar Inc., the world’s leading manufacturer of construction and mining equipment, diesel and natural gas engines, and industrial gas turbines, have agreed to terms for the sale of Caterpillar’s Market Research and Customer Analytics (MR&CA) operations. The deal calls for Satyam to acquire Caterpillar’s MR&CA intellectual property and assets for $60 million. Satyam will also launch a business unit to provide MR&CA solutions and services globally to Caterpillar and to its other customers in various industries.
The acquisition will strengthen Satyam’s relationship with Caterpillar. Satyam will now support Caterpillar in segmentation, promotions, forecasting, new product development, service, validation, and customer survey execution, among other areas.
“We were honored to be named one of Caterpillar’s few strategic partners in 2005, and this acquisition further demonstrates the trust both organizations have in each other,” said Satyam Chairman B. Ramalinga Raju. “It also accelerates development of our business transformation capabilities and further enhances our end-to-end business solutions—from strategy on through to BPO. It is a significant step in our march toward becoming true business transformation partners with our customers.”
“We are pleased to expand our relationship with Caterpillar,” said Subu D., the director and senior vice president of Satyam’s Manufacturing and Automotive Group. “This acquisition provides us with a world-class platform to drive leadership and innovation in this space. Satyam will unlock the potential in the intellectual property and assets to offer high-end, differentiated MR&CA solutions and strategic services to Caterpillar and our other global customers.”
Caterpillar’s MR&CA IP and assets will complement Satyam’s business consulting capabilities, deep industry knowledge, and market research processes, enhancing Satyam’s offerings in these areas and enabling it to establish itself at the forefront of the substantial KPO market. According to a NASSCOM study, the KPO industry will reach US$17 billion by 2010, with India accounting for about $12 billion. Market research and analytics—tools and processes inherent in organizations’ strategic planning—will constitute about 25 percent of that sum. Satyam is well positioned, thanks to the acquisition, to offer these strategic services to the greater marketplace, a step in line with its objectives to transform its clients’ businesses.
To accommodate Caterpillar’s MR&CA requirements, as well as those of other organizations, Satyam will launch innovation centers in India, Europe, North America, Latin America and Asia Pacific. These facilities will enable Satyam to provide a full suite of innovative services—specifically, the gathering, storing, accessing, and analyzing of data—to global companies in manufacturing, financial services, healthcare, telecommunications, and other industries.
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 63* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 51,127* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 654* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.
*As of March 31, 2008

Satyam Contacts
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global PR representatives at:

India	Archana Muthappa archana_muthappa@satyam.com
+ 91-98451 83710
US	Siobhan Aalders Siobhan.Aalders@ogilvypr.com

+1-212-880 5341, +1 347 387 0733
Europe	Clare Gibbins clare.gibbins@uk.ogilvypr.com
+44-20-7309 1037
Asia-Pacific	Reshma Wad Jain, Reshma@wer1.net
+65 6737 4844, +65 981 40507
Simon Murphy, simon@howorth.com.au
+61 (02) 8281 3826
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June 30, 2006, furnished to the United States Securities Exchange Commission on July 28, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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